July 3, 2019	Clifford J Alexander clifford.alexander@klgates.com T +1 202 778 9068 F +1 202 778 9100

Karen L. Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NW

Washington DC 20549

Re:	Clough Global Equity Fund (File Nos. 333-231635; 811-21712)
Clough Global Dividend and Income Fund (File Nos. 333-231628; 811-21583)
Clough Global Opportunities Fund (File Nos. 333-232062; 811-21846) (Collectively, the “Funds”)

Dear Ms. Rossotto:

We have filed today Pre-Effective Amendment No. 1 to the above-referenced registration statements.

Thank you very much for your comments on the registration statements for shares offered in connection with rights offerings by Clough Global Equity Fund, Cough Global Dividend and Income Fund and Clough Global Opportunities Fund.

We have included your comments in this letter, and our responses follow each comment. When relevant, we have made changes consistently in all three registration statements. We also have updated some information and made some proofing changes. We will send you supplemental versions of these filings that show changes from the originals.

Clough Global Equity Fund

Legal Comments:

General

1.	On page 26 of the Registration Statement, the disclosure states:

Pursuant to applicable law, the Board is authorized to approve rights offerings without obtaining shareholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring shareholder approval of a rights offering at a price below the then current net asset value so long as certain conditions are met, including a good faith determination by the Board that such offering would result in a net benefit to existing shareholders.

In this regard, please explain to us supplementally how these offerings of transferable Rights will comply with Section 23(b) of the Investment Company Act of 1940. See Section 23(b) of the Investment Company Act; Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985); and Pilgrim Regional Bank Shares, Inc. (pub. avail. Dec. 11, 1991).

Comment 1 Response: The SEC staff has stated that a transferable rights offering will qualify for the exemption in subparagraph (b)(1) of Section 23 of the Investment Company Act of 1940, as amended (“1940 Act”) if it satisfies certain criteria. In 1985, my law firm obtained a no-action letter from the SEC staff on behalf of the Association of Publicly Traded Investment Funds to permit closed-end funds to make transferable rights offerings (“APTIF Letter”). The SEC staff granted the request subject to the following conditions:

•	The offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

•	Management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

•	The ratio of the offering does not exceed one new share for each three rights held.

In 1977, the SEC published an interpretive position taken by its Division of Investment Management (“Release 9932”) to provide guidance for trustees and directors of closed-end funds contemplating rights offerings below net asset value. The SEC staff stated that trustees must determine in good faith that the rights offering would result in a “net benefit” to existing shareholders. In particular, the expected benefits to the fund and to all shareholders should outweigh any potential dilutive effects from the offering.

As is disclosed in the registration statements, during a number of meetings, the Trustees of the Funds considered various factors, including those listed in the APTIF Letter and Release 9932, and concluded the rights offerings would be in the best interests of the shareholders of each Fund.

2.	As the Fund has “Global” in its name, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Comment 2 Response: Consistent with the SEC Staff’s position, each Fund adopted a policy when it was organized (in 2004, 2005 or 2006) that “under normal circumstances, the Fund invests in securities of three countries (in addition to the United States).” This investment policy was included in each Fund’s prospectus provided to original investors.

The SEC Staff has conducted Sarbanes-Oxley reviews of the 2012, 2015, and 2017 Annual Reports to Shareholders of these Funds. In each case, the SEC staff asked the Funds to explain their international investments policies in light of the SEC staff position. The Funds explained how their policies conform to the SEC Staff position as expressed in a June 4, 2012 Investment Company Institute Memorandum to Members (“ICI Memorandum”), and there were no further comments from the SEC Staff.

The SEC adopted Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”) to address misleading names. The Release adopting Rule 35d-1 stated that the terms “international” and “global” “connote diversification among investments in a number of different countries throughout the world … and will not be subject to the Rule.” 1940 Act Release IC-24828 (Jan. 17, 2001) at N. 42. (See also the response to Question 10 in the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names).”

The SEC Staff position on international investments by investment companies with the word “global” or international” in their names was described in the ICI Memorandum. It states that the SEC Staff’s objective is “to ensure that funds using the terms ‘global’ and ‘international’ in their names explain how they intend to invest consistent with this connotation.” Although the ICI Memorandum reported that three alternative ways to satisfy the SEC Staff position were mentioned, the SEC Staff made it clear that there was no single formula or required way to satisfy the SEC Staff position. In addition, the ICI Memorandum states that the SEC Staff position is not intended to “prevent a fund from taking ‘temporary defensive positions’ in response to adverse market, economic, political or other conditions.”

Cover

3.	On the cover page, the disclosure states that the “Rights are transferable.” Please briefly explain how shareholders transfer their Rights.

Comment 3 Response: We have added the following sentence on the cover pages of each registration statement: “Rights may be sold by individual holders or may be submitted to Computershare Trust Company, N.A. (the “Subscription Agent”) for sale. Rights evidenced by a subscription certificate (the “Subscription Certificate”) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer.”

4.	Please include on the front cover the following disclosure from page 13:

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus. The Fund cannot give any assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

Comment 4 Response: This disclosure has been included on the front cover of each registration statement.

5.	In the last sentence on page 2, the disclosure references the “Primary Over-Subscription Shares.” On page 7 and page 25, the disclosure references a “Secondary Over-Subscription.” No other disclosure discusses a Secondary Over-Subscription. If a Secondary Over-Subscription is contemplated, please disclose its terms in full. If not, please delete the references to a “Primary” and “Secondary” Over-Subscription.

Comment 5 Response: The references to “Primary” and “Secondary” over-subscriptions were inadvertently included and will be removed.

Prospectus

6.	On page 5, in the first paragraph of The purpose of the offer, the disclosure states that “this Rights offering seeks to reward existing common shareholders by giving them the opportunity to purchase additional Common Shares at a price that may be below market and/or net asset value without incurring any commission or charge.” Please delete or replace the word “reward” as it is not the Board’s stated reason for the Rights offering and it could be misleading.

Comment 6 Response: The first part of this sentence has been revised to read, “the Rights offering seeks to give existing Common Shareholders the opportunity to purchase additional common shares….”

7.	In the same paragraph, the disclosure states that the distribution of Rights “will also give non-participating Common Shareholders the potential of receiving a cash payment upon the sale of their rights, which may be viewed as partial compensation for the possible dilution of their interests in the Fund as a result of this offer.” Please clarify this disclosure by explaining in plain English how non-participating shareholders may sell their Rights. Please make similar revisions in the first paragraph on page 26. Additionally, please capitalize “Rights” and “Common Shareholders” throughout the Registration Statement as these are defined terms.

Comment 7 Response: All of these changes have been made.

8.	On page 5, in the second paragraph of The purpose of the offer, the disclosure notes the factors the Board considered in determining that the Rights offering is in the best interests of the Fund and its shareholders. In this regard, the disclosure states that the Board believes that a “larger number of common shareholders” could increase the level of market interest in and visibility of the Fund.” It is unclear how the Rights offering, made to existing shareholders, would result in a larger number of common shareholders. Please revise as appropriate.

Comment 8 Response: This sentence has been revised as follows: “To the extent that shareholders who do not exercise their Rights sell them to investors who are not already shareholders, the Rights Offering could increase the level of market interest and visibility of the Fund.”

9.	On page 5, in the third paragraph of The purpose of the 0ffer, the disclosure states, “the Board considered that, because the Subscription Price per share will be less than the NAV per share on the pricing Date, the Offer will result in dilution of the Fund’s NAV per share.” However the disclosure states that the Subscription Price per common share “will be determined based upon a formula equal to 85% of the reported net asset value or 95% of the market price per common share, whichever is higher on the Expiration Date [emphasis added].” Based on the formula, it is possible the Subscription Price could be higher than NAV. To address the inconsistency, please disclose explicitly that the Fund expects the Subscription Price to be less than NAV.

Comment 9 Response: This sentence has been revised as follows: “Because common shares of the Fund currently are trading at a discount to NAV, it is anticipated that the Subscription Price will be less than NAV.”

10.	On page 6, in the fourth paragraph of Important terms of the offer, the disclosure states that “[u]pon expiration of the Offer, common shares may be issued at a price below net asset value per share.” Please clarify what this means.

Comment 10 Response: This sentence has been revised as follows: “Because the shares of the Fund currently are trading at a discount, it is anticipated that, upon expiration of the Offer, common shares may be issued at a price below net asset value per share.”

11.	On page 7, in Over-Subscription Privilege, the last sentence in the first paragraph is difficult to follow. Please consider replacing it with the following disclosure from page 27:

To the extent sufficient common shares are not available to fulfill all Over-Subscription requests, the Excess Shares will be allocated pro-rata among those Record Date Shareholders who over-subscribe based on the number of the common shares owned on the Record Date.

Comment 11 Response: We have replaced the sentence.

12.	On page 8, in Sale of Rights, please revise for plain English the fourth paragraph which begins “Trading of the Rights on the NYSE American….” In particular, please explain the meaning of the terms “when-issued basis,” “on a regular way basis,” and “ex-Rights.”

Comment 12 Response: We have substituted the following sentence in the section on Sale of Rights: “Trading of the Rights on the NYSE American will be conducted on a when-issued basis (meaning Rights will be purchased or sold with payment and delivery taking place in the future) until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders, and thereafter will be conducted on a regular way basis (meaning Rights will be purchased or sold with payment and delivery taking place no later than the second day following the trade) until and including the last NYSE American trading day prior to the completion of the Subscription Period. Common shares issued pursuant to the Offer will begin trading without any Rights attached two Business Days prior to the Record Date.”

13.	Please include in the Sales of Rights section the following specific disclosure from page 27, “Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Subscription Agent to sell any unexercised Rights.”

Comment 13 Response: We have replaced the sentence in the section on Sale of Rights.

14.	On page 8, in the sixth paragraph of this section, the disclosure states, “If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.” Please clarify this sentence for plain English. Please similarly revise this sentence at the top of page 28.

Comment 14 Response: We have revised this sentence to read as follows: “If the Rights can be sold, sales of these Rights will be calculated based on the weighted average price received by the Subscription Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses. The weighted average price is determined by multiplying the number of shares sold at each price by that price, adding these values together and dividing by the total number of shares sold.”

15.	On page 10, in Investment Objective and Policies, please disclose the market capitalization of the Fund’s equity investments.

Comment 15 Response: In the section on Investment Objective and Policies, we have revised the second sentence to read as follows (new phrase is underlined): “The Fund seeks to pursue this objective by applying a fundamental research-driven investment process and will under normal circumstances invest at least 80% of its net assets, including any borrowings for investment purposes, in equity securities in both U.S. and non-U.S. markets of companies of any market capitalization.”

16.	In the first paragraph on page 12, the term “Common Shareholders” is defined. Please define this term at the location it is first used in the Registration Statement.

Comment 16 Response: We have defined the term “Common Shareholder” in the first paragraph of the cover page, where it is first used in each registration statement.

17.	On page 15, or at an appropriate place within the Registration Statement, disclose how the Fund defines “emerging market.”

Comment 17 Response: We have included the following sentence that explains how the Fund defines “emerging market:” “The Fund defines emerging markets to be countries that are included in the MSCI Emerging Markets Index.”

18.	On page 16, in Risk Factors, Derivatives, the disclosure notes the Fund invests in put and call options. If investing in such securities is a principal strategy, please disclose the first two sentences from this risk factor on page 10 in the Investment Objective and Policies.

Comment 18 Response: Investing in put and call options is not a principal strategy of any of the Funds. Accordingly, we have not included the risk disclosure.

19.	The first sentence on page 25, which begins “The entitlement to subscribe...” is unclear. Please revise for plain English.

Comment 19 Response: This sentence has been revised as follows: “Only those Record Date Shareholders who fully exercised all Rights initially issued to them and only on the basis of their Record Date holdings will be permitted to subscribe for any unsubscribed Subscription Shares. This privilege will be referred to in this Prospectus as the ‘Over-Subscription Privilege.’ ”

20.	In the second paragraph on page 35, in Investment Strategy, the disclosure states, “[u]nder the Fund’s theme-oriented investment approach, investment positions may be concentrated in only a relatively small number of industries.” The Fund is not “concentrated” as that term is contemplated under the Investment Company Act of 1940. Please replace the word “concentrated” with a different term.

Comment 20 Response: None of the Funds manage concentrated portfolios. We have revised the sentence to read as follows: “…the portfolio may be invested in only a relatively small number of industries.”

21.	In the same paragraph on page 35, the disclosure states, the “Fund also does not have restrictions on the levels of portfolio turnover.” On page 19, in Portfolio Turnover Risk, the disclosure states “The Fund cannot accurately predict its securities portfolio turnover rate, but anticipates that its annual portfolio turnover rate will exceed 100% under normal market conditions.” Please disclose here the Fund’s strategy of high portfolio turnover in excess of 100%.

Comment 21 Response: None of the Funds has a policy or strategy of 100% turnover. Because the three Funds hedge and utilize short sales in many years, the portfolio turnover rate is likely to be over 100%.

22.	On page 49, in Use of Leverage, the disclosure states the Fund may sell credit default swap (“CDS”) contracts. Please confirm supplementally that as the seller of a CDS, the Fund will segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount).

Comment 22 Response: This will confirm that when the Fund sells a CDS, the Fund will segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount).

23.	At the top of page 55, in Management of the Fund, Investment Adviser, please disclose that a discussion regarding the basis for the board of directors approving the Fund’s investment advisory contract is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report. See Item 9, Form N-2.

Comment 23 Response: We have added the following sentence at the top of page 55: “ A discussion regarding the basis for the board of trustees approving the Fund’s Investment Advisory Agreement is available in the Fund’s April 30, 2019 Semi-Annual Report to Shareholders.”

24.	On page 62, in Description of Capital Structure, in the paragraph before the chart, the disclosure states, “[t]he Fund’s common shares have traded in the market at both premiums to and discounts from net asset value.” However the chart immediately following shows the Fund’s shares trading exclusively at a discount. Please revise to address this inconsistency.

Comment 24 Response: This disclosure for each Fund has been revised to read as follows:

•	Clough Global Dividend and Income Fund: “the Fund’s common shares have traded in the market at premiums in 2004, 2005, and 2006, and at discounts from net asset value per share in other years.”

•	Clough Global Equity Fund: “the Fund’s common shares have traded in the market at premiums in 2005, 2006, and 2018, and at discounts from net asset value per share in other years.”

•	Clough Global Opportunities Fund: “the Fund’s common shares have traded in the market at premiums in 2006, and at discounts from net asset value per share in other years.”

25.	On page 70, in the Statement of Additional Information, the disclosure states “The Fund is a non-diversified closed-end investment management company.” Throughout the Registration Statement, the disclosure states that the Fund is “diversified.” Please revise to address this inconsistency.

Comment 25 Response: The Funds originally registered as non-diversified investment management companies. As a result of investment operations, they became diversified Funds. The disclosure has been revised to make it clear that each Fund is a diversified investment management company.

Accounting Comments:

26.	Please provide consent from Cohen & Co.

Comment 26 Response: The consent of Cohen & Co. has been included as an exhibit to Pre-Effective Amendment No. 1.

27.	Please update for items dependent on the 4/30/19 semi-annual financial statements, once completed.

Comment 27 Response: The items dependent on the April 30, 2019 Semi-Annual financial statements have been included in the registration statement.

28.	On pages 11 and 55, the management fee rate cited (0.70%) does not agree to the Investment Management Agreement of 0.90%. Please update with the correct rate.

Comment 28 Response: The management fee rate has been corrected. It is 0.90%.

29.	The Staff notes that the fund held closed end funds and BDCs at 10/31/18. Please confirm in correspondence whether the fund holds these investments. If the fund continues to hold these investments and/or other investment companies please either:

a) Confirm in correspondence that Acquired Fund Fees and Expenses (“AFFE”) related to these investments is estimated at less than 0.01% or

b) Update fee table to include AFFE for these investments and other investment companies held by the fund.

Comment 29 Response: The Fund does hold shares of closed-end funds and BDCs. The Acquired Fund Fees and Expenses have been revised to include these types of investments held by the Funds.

30.	On page 48, in the discussion of leverage amounts, please include reference to the senior securities information included in financial highlights.

Comment 30 Response: We have included in the discussion of leverage amounts the following sentence: “Additional information on senior securities of the Fund may be found in the Financial Highlights section of the prospectus.”

31.	On page 64, please update amounts borrowed and interest rate to reflect 4/30/19 information, in order to provide for consistency to other financial references.

Comment 31 Response: We have updated amounts borrowed and interest rate disclosure to reflect the information in the April 30, 2019 Semi-Annual Report to Shareholders.

32.	On page 66, the reference to Independent Registered Public Accountant is open. Please confirm that there has been no change from Cohen & Co.

Comment 32 Response: This will confirm that there has been no change in the Fund’s Independent Registered Public Account.

Clough Global Dividend and Income Fund

Legal Comments:

33.	On page 10, in Investment Objective and Policies, please disclose the types of securities that are “equity-related securities.” If these securities include derivatives, please specifically disclose the types of derivatives that are principal investments of the Fund.

Comment 33 Response: The types of “equity-related securities” that might be acquired are equity swaps and call options. We have revised the disclosure to read “…equity related securities, including equity swaps and call options…”

Accounting Comments:

34.	Please provide consent from Cohen & Co.

Comment 34 Response: The consent of Cohen & Co. has been provided as an exhibit to Pre-Effective Amendment No. 1.

35.	Please update for items dependent on the 4/30/19 semi-annual financial statements, once completed

Comment 35 Response: The registration statement has been updated for items dependent on the April 30, 2019 Semi-Annual report to Shareholders.

36.	The Staff notes that the fund held closed-end funds, ETFs, and BDCs at 10/31/18. Please confirm in correspondence whether the fund holds these investments. If the fund continues to hold these investments and/or other investment companies please either:

a) Confirm in correspondence that AFFE related to these investments is estimated at less than 0.01% or

b) Update fee table to include AFFE for these investments and other investment companies held by the fund.

Comment 36 Response: The Fund does hold shares of closed-end funds and BDCs. The Acquired Fund Fees and Expenses have been revised to include these types of investments held by the Funds.

37.	On page 48 in the discussion of leverage amounts, please include a reference to senior securities information in the financial highlights.

Comment 37 Response: We have included the following sentence in the section that discloses leverage amounts: “Additional information on senior securities can be found in the Financial Highlights section of the Prospectus of the Fund.”

38.	On page 65, please update amounts borrowed and interest rate to reflect 4/30/19 information, in order to provide for consistency to other financial references.

Comment 38 Response: We have updated amount borrowed and interest rate disclosure to reflect information in the April 30, 2019 Semi-Annual Report to Shareholders.

39.	On page 67, the reference to Independent Registered Public Accountant is open. Please confirm that there has been no change from Cohen & Co.

Comment 39 Response: This will confirm that there has been no change in the Fund’s Independent Registered Public Accountant.

Clough Global Opportunities Fund

Legal Comments:

40.	On page 10, in Investment Objective and Policies, please disclose the types of securities that are “equity-related securities.”

Comment 40 Response: The types of “equity-related securities” that might be acquired are equity swaps and call options. We have revised the disclosure to read “…equity related securities, including equity swaps and call options…”

41.	On page 10, in the second paragraph, the disclosure states, “the Fund will also, in certain situations, augment its investment positions by purchasing call options, both on specific equity securities, as well as securities representing exposure to equity sectors or indices and fixed income indices [emphasis added].” Please disclose the types of securities that “represent exposure” to the sectors and indices referenced here.

Comment 41 Response: The only securities representing exposure to equity sectors or indices and fixed incomes indices which the Fund will purchase are call options and options on indices and ETFs. The Fund has added the following at the end of this sentence: “…including options on indices and exchange traded funds (“ETFs”).”

42.	In the same paragraph, the disclosure references “short sales.” Please confirm that costs associated with short sales are reflected in the line item Other Expenses in the Fund’s fee table.

Comment 42 Response: This will confirm that costs associated with short sales are reflected in the line item Other Expenses in the Fund’s fee table.

* * * * * * *

If you have any questions regarding the responses, please feel free to give me a call or email me.

As I discussed with Ms. Rossotto, this will confirm that information that should be determined at the time the registration statement becomes effective, as well as revisions in response to any additional staff comments, will be made in the definitive prospectus filed pursuant to Rule 497.

Pursuant to Rule 461, each Fund hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective by 4:00 p.m. EDT on Wednesday, July 10, 2019, or as soon thereafter as reasonably practicable.

We understand that each Registrant is responsible for the accuracy and adequacy of the disclosure in the filings and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, we understand that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very Truly Yours,

/s/ Clifford J. Alexander
Clifford J. Alexander